                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          under Section 14(d)(4) of the
                         Securities Exchange Act of 1934


                                ENGLE HOMES, INC.
                            (Name of Subject Company)

                                ENGLE HOMES, INC.
                       (Name of Persons Filing Statement)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    292896107
                      (CUSIP Number of Class of Securities)

                                  David Shapiro
                                Engle Homes, Inc.
                              123 N.W. 13th Street
                            Boca Raton, Florida 33432
                                 (561) 391-4012
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the persons filing statement)

                                With copies to:
                              Bruce E. Macdonough
                                Brian H. Blaney
                             Greenberg Traurig, LLP
                              One E. Camelback Road
                                   Suite 1100
                             Phoenix, Arizona 85012
                                 (602) 263-2600


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                  PRESS RELEASE



                 TECHNICAL OLYMPIC USA TO ACQUIRE ENGLE HOMES

Boca Raton, Florida and Athens, Greece - October 12, 2000 - Engle Homes, Inc. (NASDAQ: ENGL), a leading homebuilding company in the United States, and Technical Olympic USA, Inc. jointly announced that they have entered into a definitive merger agreement under which Technical Olympic will acquire Engle Homes in a cash tender offer and subsequent merger, valued at approximately $465 million, including the assumption of approximately $250 million of debt. Technical Olympic USA, Inc. is a wholly-owned subsidiary of Technical Olympic S.A., a leading European construction company with operations in Greece, the UK, Romania and the United States.

      Under the agreement, an acquisition subsidiary of Technical Olympic USA, Inc. will commence a tender offer to purchase all shares of Engle Homes common stock outstanding for $19.10 per share in cash, for a total of approximately $215 million. The tender offer, which is expected to be launched within the next two weeks, is not subject to a financing condition. Technical Olympic expects to fund the acquisition with advances from its parent company and financing arranged by Bank of America Securities LLC. The tender offer will be open for 20 business days, subject to extension under the merger agreement, and is expected to close by late November 2000.

      Alec Engelstein, Chairman and Founder of Engle Homes, stated, "We recommended this transaction to our Board and, with their unanimous endorsement, we are recommending it to our shareholders because we believe it realizes significant value for all our stakeholders, a direct result of the ongoing industry consolidation and our market position. We are very pleased to be combining forces with Technical Olympic, a successful, well-established, worldwide builder. This transaction is good for our shareholders, it is good for our customers, and it is good for our employees."

      Constantinos Stengos, Managing Director of Technical Olympic S.A., stated, "We are pleased to expand our US homebuilding operations with the acquisition of Engle Homes, a leading national home builder with operations in five of the fastest growing US markets."

      The offer is conditioned on the tender of a majority of the outstanding shares of common stock on a fully diluted basis, and certain other customary closing conditions for transactions of this type. In connection with this agreement Alec Engelstein and other members and affiliates of the Engelstein family have agreed to tender shares representing approximately 34% of the outstanding Engle Homes common stock in the offer. Assuming its successful completion, the tender offer will be followed by a merger in which remaining shares not purchased in the tender offer will be converted into the right to receive the same $19.10 per share in cash.

      Key members of management of Engle Homes have entered into agreements to remain with Engle Homes following the merger.

      Salomon Smith Barney Inc. and Bank of America Securities LLC acted as exclusive financial advisors to Engle Homes and Technical Olympic USA, respectively.

      Engle Homes designs, constructs, markets, and sells detached single-family residences, townhomes, patio homes, and condominiums, and operates in nine geographic markets. In addition, Engle Homes operates a mortgage company that provides mortgages primarily to its homebuyers in all of its geographic markets and a title company that provides title insurance services to its homebuyers. Over the past five years, Engle Homes' total revenues have grown from $245 million in fiscal 1995 to $742 million in fiscal 1999. The number of homes delivered increased from 1,137 in fiscal 1995 to 3,514 in fiscal 1999. Engle Homes currently markets homes in over 100 communities.

      Technical Olympic S.A., a general construction company based in Athens, Greece, is involved in the construction of a variety of major infrastructure projects such as highways, roads, tunnels, airports, irrigation and land reclamation projects, marine and harbor works, industrial, commercial, as well as public and private buildings in Greece, the UK and Romania. It also is active in homebuilding in the United States through its 80% ownership of Newmark Homes Corp., a publicly-held homebuilder based in Texas.

      Certain statements contained in this press release may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties, and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, risks that the tender offer or the merger will not be completed, the market for homes generally and in areas where the company has developments, the availability and cost of land suitable for residential developments, materials prices, labor costs, interest rates, consumer confidence, competition, environmental factors and government regulations affecting the company's operations. See Engle Homes' Annual Report on Form 10-K for the year ended October 30, 1999 for a further discussion of these and other risks and uncertainties applicable to Engle Homes' business.

      The tender offer, described in this press release, for the outstanding shares of Engle Homes, Inc. has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through the Offer to Purchase and related Letter of Transmittal. Shareholders of Engle Homes are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer and the merger when they become available as those documents will contain important information. The tender offer statement (filed as Schedule TO) will be filed by Technical Olympic with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement (filed as Schedule 14D-9) will be filed by Engle Homes with the SEC, when the tender offer commences. Shareholders may obtain a free copy of these statements and other documents filed by Technical Olympic and Engle Homes at the SEC's website at www.sec.gov.

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Contact:    Engle Homes, Inc., Boca Raton
            David Shapiro, Vice President Finance
            (561) 391-4012, ext. 123
            dshapiro@englehomes.com
            www.englehomes.com